UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              JOHNSON OUTDOORS INC.
                              ---------------------
                                (Name of Issuer)

                      Class A Common Stock, $.05 par value
                      ------------------------------------
                         (Title of Class of Securities)

                                   479254 10 4
                                 --------------
                                 (CUSIP Number)

       Linda L. Sturino, 4041 North Main Street, Racine, Wisconsin 53402
                                 (414) 631-2503
 -------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 17, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                          -------------------------
   CUSIP No. 479254 10 4                                  Page 2 of 7 Pages
-----------------------------                          -------------------------


================================================================================
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Helen P. Johnson-Leipold
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                        (b)|X|

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                  OO - Available funds from a Grantor Trust
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        |_|

                  Not Applicable
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------

     NUMBER OF         7  SOLE VOTING POWER

       SHARES                380,190(1)
                    ------------------------------------------------------------
    BENEFICIALLY       8  SHARED VOTING POWER

      OWNED BY               1,172,208(2)
                    ------------------------------------------------------------
        EACH           9  SOLE DISPOSITIVE POWER

     REPORTING               380,190(1)
                    ------------------------------------------------------------
       PERSON          10 SHARED DISPOSITIVE POWER

        WITH                 1,172,208(2)

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,552,398(2)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             |_|

                  Not Applicable
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  19.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                  IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes options to acquire shares of Class A Common Stock which are exercisable within 60 days and shares of Class A Common Stock held in the reporting person's 401(k) plan as of December 31, 2000.

(2) Takes into account shares of Class B Common Stock beneficially owned by the reporting person which are convertible in Class A Common Stock on a share-for-share basis.

Item 1.     Security and Issuer
            -------------------

            Class A Common Stock, $.05 par value
            Johnson Outdoors Inc.
            1326 Willow Road
            Sturtevant, Wisconsin  53177

Item 2.     Identity and Background
            -----------------------

            This statement is being filed by Helen P. Johnson-Leipold. Certain information regarding the foregoing person is set forth below.

            (a)-(b)  Name and Business Address
                     -------------------------

                     Helen P. Johnson-Leipold
                     4041 N. Main Street
                     Racine, Wisconsin  53402

            (c)      Principal Occupation and Employment
                     -----------------------------------

                     Chairman and Chief Executive Officer of Johnson
                     Outdoors Inc.

            Principal Business/Name, Address and Principal Business of Employer
            -------------------------------------------------------------------

                     Johnson Outdoors Inc.
                     1326 Willow Road
                     Sturtevant, Wisconsin  53177

                     Manufacturer and marketer of recreational products.

            (d)-(e) During the last five years, the reporting person has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            (f)      Citizenship
                     -----------

                     United States

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            Ms. Johnson-Leipold used available funds from a Grantor Trust to purchase the recently acquired 80,000 shares of Class A Common Stock, $.05 par value ("Class A Common Stock"), of Johnson Outdoors Inc. (the


                                Page 3 of 7 Pages

"Company") at $6.00 per share. The reporting person did not borrow any funds to acquire the shares. See Item 4 to the original Schedule 13D filed on January 10, 1994 for additional information concerning the other shares of Class A Common Stock and the shares of Class B Common Stock, $.05 par value, of the Company ("Class B Common Stock") beneficially owned by Ms. Johnson-Leipold.

Item 4.     Purpose of Transaction.
            ----------------------

            Ms. Johnson-Leipold acquired 80,000 shares of Class A Common Stock for investment purposes.

            The reporting person has no plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries:

            (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Company;

            (f) Any other material change in the Company's business or corporate structure;

            (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

            (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j) Any action similar to any of those enumerated above.


                                Page 4 of 7 Pages

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a)-(b) Information concerning the amount and percentage of shares of Class A Common Stock beneficially owned by the reporting person is set forth below.

                                 Sole           Shared
                              Voting and      Voting and       Aggregate         Percentage of
     Reporting                Dispositive     Dispositive      Beneficial         Outstanding
      Person                    Power           Power          Ownership            Shares
      ------                    -----           -----          ---------            ------

Helen P. Johnson-Leipold      380,190(1)      1,172,208(2)    1,552,398(1)(2)         19.1%

---------------

(1) Includes options to acquire 71,667 shares of Class A Common Stock, which options are exercisable within 60 days, and 1,911 shares of Class A Common Stock held in the reporting persons 401(k) plan as of December 31, 2000.
(2) Includes shares of Class B Common Stock which are convertible at any time on a one-for-one basis into shares of Class A Common Stock.

            Ms. Johnson-Leipold shares voting and dispositive power with respect to certain shares with Samuel C. Johnson, Imogene P. Johnson, S. Curtis Johnson, JWA Consolidated, Inc. and Johnson Trust Company. Certain information with respect to such persons is set forth below.

          Name and Business                        Principal Occupation                      Name, Address and
               Address                                and Employment                         Principal Business
               -------                                --------------                         ------------------

Imogene P. Johnson                                         None                                     None
4041 N. Main Street
Racine, WI  53402

Citizenship:  United States

Samuel C. Johnson                                        Retired                                    None
4041 N. Main Street
Racine, WI  53402

Citizenship:  United States

S. Curtis Johnson                            Chairman-Worldwide Professional              S.C. Johnson & Son, Inc.
4041 N. Main Street                                                                           1525 Howe Street
Racine, WI  53402                                                                            Racine, WI 53403

Citizenship:  United States

JWA Consolidated, Inc.                                Not applicable                  Holding company for purposes of
4041 N. Main Street                                                                       owning stock of Company
Racine, WI  53402

State of Organization:  Delaware



                               Page 5 of 7 Pages

          Name and Business                        Principal Occupation                      Name, Address and
               Address                                and Employment                         Principal Business
               -------                                --------------                         ------------------


Johnson Trust Company                                 Not Applicable                       Bank and Trust Company
4041 N. Main Street
Racine, WI  53402

State of Organization:  Wisconsin

            During the last five years, none of the above persons have been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            (c) On December 22, 2000, Ms. Johnson-Leipold acquired in the open market 66,350 shares of Class A Common Stock at $5.8125 per share.

            (d) Not applicable.

            (e) Not applicable.


Item 6.     Contracts, Arrangements, Understandings or Relationships With
            -------------------------------------------------------------
            Respect to Securities of the Issuer.
            -----------------------------------

            See Item 4 in the original Schedule 13D filed on January 10, 1994.


Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            Exhibit 9: Johnson Outdoors Inc. Class B Common Stock Voting Trust [Filed with the original Schedule 13D filed on January 10, 1994]



                               Page 6 of 7 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date

February 6, 2001                               /s/ Helen P. Johnson-Leipold
----------------                               ---------------------------------
   Date                                        Helen P. Johnson-Leipold



                               Page 7 of 7 Pages